SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated May 30, 2019.

TRANSLATION

Buenos Aires, May 30, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: Award of National and International Public Tender No. CTEB 02/2019 – Thermal Power Station Ensenada de Barragán

Dear Sirs:

We hereby inform you that on May 29, 2019 we received a notice from Integración Energética Argentina S.A. informing that YPF S.A. (“YPF”) and Pampa Cogeneración S.A., an entity controlled by Pampa Energía S.A. (“Pampa”) are the successful bidders of the National and International Public Tender No. CTEB 02/2019 pursuant to their joint offer, which was launched by means of Resolution No. 160/19 of the Secretariat of Government of Energy (the “Tender Process”), related to the sale and transfer by Integración Energética Argentina S.A. of the goodwill of the Thermal Power Station Ensenada de Barragán (the “Station”). YPF and Pampa will jointly acquire the Station, through an entity which will be co-owned by both companies (the “SPV”).

The Station is located in the Ensenada petrochemical complex, Province of Buenos Aires, and currently has an installed power capacity of 560 MW. As part of the Tender Process, the SPV will be required to complete the necessary works for the Station to operate on a combined cycle basis, which upon completion will increase the Station’s power capacity to 840 MW.

This cycle closing will involve an increase in the Station’s efficiency, as the same fuel (gas) will produce an additional 50% more electricity. Once the combined cycle works are complete, it is estimated that the Station will be one of the most thermally efficient units among the country’s electricity generators.

Energy supply agreements with Compañía Administradora del Mercado Mayorista Eléctrico in respect of both the open and closed cycles have been entered into, pursuant to Resolution SE N°220/07. The first such supply agreement was entered into on March 26, 2009 (and matures on April 27, 2022), while the second agreement was entered into on March 26, 2013 (for a term of 10 years as from the commercial operation of the combined cycle).

The expected joint investment relating to the acquisition of the Station amounts to approximately US$290 million, which includes the final cash amount offered in the Tender Process, and the purchase price for certain debt securities (“VRD”) issued pursuant to the supplemental agreement to the global financial and administration trust program for the execution of energy infrastructure projects – Series 1 – ENARSA (Barragán) (Contrato suplementario del programa global de fideicomisos financieros y de administración para la ejecución de obras de infraestructura energética -Serie 1- ENARSA (Barragán)) (the “Trust Agreement”). It is expected that the cost of works for the cycle closing will amount to approximately US$180 million.

Additionally, the acquisition of the Station’s goodwill includes the assignment of the Trust Agreement in favor of the SPV, as trustor under the trust. The VDR debt under the Trust Agreement (excluding the VDRs to be acquired by the SPV) amounts to approximately US$230 million, which is expected to be repaid with cash flows from the Station.

The aforementioned transaction will be subject to approval by the relevant authorities.

Yours faithfully,

Sergio Giorgi

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 30, 2019	By:	/s/ Sergio Giorgi
	Name:	Sergio Giorgi
	Title:	Market Relations Officer